                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 --------------

                                    FORM 11-K

                                 --------------


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 1998


                           Commission File No. 1-14177


                             UWSI/BCBSUW 401(k) PLAN

                            (Full title of the plan)


                         UNITED WISCONSIN SERVICES, INC.
                            401 West Michigan Street
                               Milwaukee, WI 53203
           (Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                        FINANCIAL STATEMENTS AND
                                        SUPPLEMENTAL SCHEDULES

                                        UWSI/BCBSUW 401(k) PLAN

                                        YEARS ENDED
                                        DECEMBER 31, 1998 AND 1997

                             UWSI/BCBSUW 401(k) Plan

                              Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 1998 and 1997

                                    CONTENTS

Report of Independent Auditors.............................................................................1

Financial Statements

Statements of Assets Available for Benefits, with Fund Information.........................................2
Statements of Changes in Assets Available for Benefits, with Fund Information..............................3
Notes to Financial Statements..............................................................................5

Supplemental Schedules

Line 27(a) -- Schedule of Assets Held for Investment Purposes..............................................9
Line 27(d) -- Schedule of Reportable Transactions.........................................................10

                         Report of Independent Auditors

Employee Benefits Committee
UWSI/BCBSUW 401(k) Plan

We have audited the accompanying statements of assets available for benefits of UWSI/BCBSUW 401(k) Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of assets available for benefits and the statements of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                         Ernst & Young LLP

June 1, 1999

                             UWSI/BCBSUW 401(k) Plan

       Statements of Assets Available for Benefits, with Fund Information

                                                               DECEMBER 31, 1998
                          -------------------------------------------------------------------------------------------------
                             American       American                                                            Templeton
                             Express      Express Trust      PIMCO         IDS           AIM        IDS New      Foreign
                           Trust Income  Equity Index    Total Return     Mutual    Constellation  Dimensions     Fund
                             Fund II        Fund II          Fund        Fund (Y)       Fund        Fund (Y)     Class I
                          -------------------------------------------------------------------------------------------------
ASSETS
Investments, at fair
   value (NOTE 3)           $5,586,069    $19,542,595     $4,601,983    $8,249,470    $2,981,834   $3,430,059    $1,109,605
Receivables:
   Interest and dividends            -              -         23,476             -             -            -             -
   Pending exchanges             6,500         23,652        (16,471)            -             -            -             -
                          -------------------------------------------------------------------------------------------------
Assets available for
   benefits                 $5,592,569    $19,566,247     $4,608,988    $8,249,470    $2,981,834   $3,430,059    $1,109,605
                          =================================================================================================

                                             DECEMBER 31, 1998
                           -------------------------------------------------------
                               UWSI           AMSG
                               Common        Common         Loan
                               Stock         Stock          Fund         Total
                           -------------------------------------------------------
ASSETS
Investments, at fair
   value (NOTE 3)            $2,565,089     $3,508,587   $1,321,760    $52,897,051
Receivables:
   Interest and dividends          (113)           (81)           -         23,282
   Pending exchanges             (6,500)        (7,181)           -              -
                            -------------------------------------------------------
Assets available for
   benefits                  $2,558,476     $3,501,325   $1,321,760    $52,920,333
                            =======================================================


                                                                        DECEMBER 31, 1997
                          --------------------------------------------------------------------------------------------------------
                             American        American                                                                   Templeton
                             Express       Express Trust        PIMCO         IDS           AIM          IDS New         Foreign
                           Trust Income   Equity Index      Total Return     Mutual    Constellation    Dimensions        Fund
                             Fund II         Fund II            Fund        Fund (Y)       Fund          Fund (Y)        Class I
                          --------------------------------------------------------------------------------------------------------
ASSETS
Cash                        $   13,404      $    47,342      $   13,203    $   25,264    $   12,457    $   12,749       $    6,757
Investments, at fair
   value (NOTE 3)            5,038,571       15,116,162       4,009,283     7,833,142     2,288,686     2,333,885        1,380,381
Interest and dividends
   receivable                        -                -         122,549             -             -             -                -
                          --------------------------------------------------------------------------------------------------------
Assets available for
   benefits                 $5,051,975      $15,163,504      $4,145,035    $7,858,406    $2,301,143    $2,346,634       $1,387,138
                          ========================================================================================================

                                       DECEMBER 31, 1997
                          -----------------------------------------
                               AMSG
                              Common        Loan
                              Stock         Fund           Total
                          -----------------------------------------
ASSETS
Cash                        $   47,042   $  (22,682)   $   155,536
Investments, at fair
   value (NOTE 3)            5,632,449    1,313,712     44,946,271
Interest and dividends
   receivable                        -            -        122,549
                          -----------------------------------------
Assets available for
   benefits                 $5,679,491   $1,291,030    $45,224,356
                          =========================================

SEE ACCOMPANYING NOTES.

                             UWSI/BCBSUW 401(k) Plan

  Statements of Changes in Assets Available for Benefits, with Fund Information

                          Year ended December 31, 1998


                                       American      American
                                       Express     Express Trust      PIMCO        IDS            AIM         IDS New
                                    Trust Income    Equity Index      Total       Mutual      Constellation   Dimensions
                                        Fund II       Fund II      Return Fund   Fund (Y)         Fund         Fund (Y)
                                     ------------------------------------------------------------------------------------
Additions:
   Net investment income (loss)      $        (2)   $      294   $  426,354     $1,108,404     $  73,416     $  197,523
   Net realized and unrealized
     appreciation (depreciation)
     in fair value of investments
     (NOTE 3)                            306,840     4,291,564      (36,290)      (376,180)       385,389       483,245
                                     -----------------------------------------------------------------------------------
                                         306,838     4,291,858      390,064        732,224        458,805       680,768
   Contributions:
     Participants                        301,483     1,253,225      308,735        613,042        387,973       382,000
     Employers                                 -             -            -              -              -             -
                                     -----------------------------------------------------------------------------------
                                         301,483     1,253,225      308,735        613,042        387,973       382,000
                                     -----------------------------------------------------------------------------------
Total additions                          608,321     5,545,083      698,799      1,345,266        846,778     1,062,768

Deductions:
   Cash transfers and rollovers         (737,523)      (48,227)    (117,843)       361,290        (15,362)     (276,813)
   Benefits, withdrawals and taxes       805,250     1,190,567      352,689        592,912        181,449       256,156
   Transfer for spin-off                       -             -            -              -              -             -
                                     -----------------------------------------------------------------------------------
Total deductions                          67,727     1,142,340      234,846        954,202        166,087       (20,657)
                                     -----------------------------------------------------------------------------------

Increase (decrease) in assets
   available for benefits                540,594     4,402,743      463,953        391,064        680,691     1,083,425
Assets available for benefits at
   beginning of year                   5,051,975    15,163,504    4,145,035      7,858,406      2,301,143     2,346,634
                                     -----------------------------------------------------------------------------------
Assets available for benefits
   at end of year                     $5,592,569   $19,566,247   $4,608,988     $8,249,470     $2,981,834    $3,430,059
                                     ====================================================================================

                                   Templeton
                                    Foreign           UWSI           AMSG
                                      Fund           Common         Common        Loan
                                    Class I          Stock          Stock         Fund          Total
                                   ----------------------------------------------------------------------
Additions:
   Net investment income (loss)    $  118,912   $    14,251    $     80,777   $  114,792   $  2,134,721
   Net realized and unrealized
     appreciation (depreciation)
     in fair value of investments    (176,726)      716,212      (1,304,644)           -      4,289,410
     (NOTE 3)                      ----------------------------------------------------------------------
                                      (57,814)      730,463      (1,223,867)     114,792      6,424,131

   Contributions:
     Participants                     175,578        51,415         167,937            -      3,641,388

     Employers                              -       298,135         841,116            -      1,139,251
                                   ----------------------------------------------------------------------
                                      175,578       349,550       1,009,053            -      4,780,639
                                   ----------------------------------------------------------------------
Total additions                       117,764     1,080,013        (214,814)     114,792     11,204,770

Deductions:
   Cash transfers and rollovers       266,053        29,585         (16,880)     (34,208)      (589,928)
   Benefits, withdrawals and taxes    129,244        21,281         450,903      118,270      4,098,721
   Transfer for spin-off                    -    (1,529,329)      1,529,329            -               -
                                   ----------------------------------------------------------------------
Total deductions                      395,297    (1,478,463)      1,963,352       84,062      3,508,793
                                   ----------------------------------------------------------------------
Increase (decrease) in assets
   available for benefits            (277,533)    2,558,476      (2,178,166)      30,730      7,695,977
Assets available for benefits at
   beginning of year                1,387,138             -       5,679,491    1,291,030     45,224,356
                                   ----------------------------------------------------------------------
Assets available for benefits
   at end of year                  $1,109,605   $ 2,558,476     $ 3,501,325   $1,321,760    $52,920,333
                                   ======================================================================

SEE ACCOMPANYING NOTES.

                             UWSI/BCBSUW 401(k) Plan

  Statements of Changes in Assets Available for Benefits, with Fund Information
                                   (continued)

                          Year ended December 31, 1997



                                        American       American
                                        Express     Express Trust        PIMCO          IDS          AIM           IDS New
                                         Trust       Equity Index        Total         Mutual    Constellation   Dimensions
                                    Income Fund II      Fund II       Return Fund     Fund (Y)       Fund         Fund (Y)
                                   -----------------------------------------------------------------------------------------
Additions:
   Net investment income (loss)        $      (99)  $       253     $  334,900     $1,121,059    $  162,624     $   174,302
   Net realized and unrealized
     appreciation (depreciation)
     in fair value of
     investments (NOTE 3)                 275,777     3,553,148         33,809         96,844       (21,129)        152,389
                                   -----------------------------------------------------------------------------------------
                                          275,678     3,553,401        368,709      1,217,903       141,495         326,691
   Contributions:
     Participants                         328,086     1,235,106        326,588        668,258       283,224         265,469
     Employers                                  -             -              -              -             -               -
                                   -----------------------------------------------------------------------------------------
                                          328,086     1,235,106        326,588        668,258       283,224         265,469
                                   -----------------------------------------------------------------------------------------
Total additions                           603,764     4,788,507        695,297      1,886,161       424,719         592,160

Deductions:
   Cash transfers and rollovers          (411,463)     (747,071)       224,292        165,194      (956,575)       (976,207)
   Benefits, withdrawals and taxes        344,644     1,050,130        158,666        303,351        55,240          32,952
                                   -----------------------------------------------------------------------------------------
Total deductions                          (66,819)      303,059        382,958        468,545      (901,335)       (943,255)
                                   -----------------------------------------------------------------------------------------

Increase in assets available for
   benefits                               670,583     4,485,448        312,339      1,417,616     1,326,054       1,535,415
Assets available for benefits
   at beginning of year                 4,381,392    10,678,056      3,832,696      6,440,790       975,089         811,219
                                   -----------------------------------------------------------------------------------------
Assets available for benefits
   at end of year                      $5,051,975   $15,163,504     $4,145,035     $7,858,406    $2,301,143      $2,346,634
                                   =========================================================================================

                                     Templeton
                                      Foreign         AMSG
                                        Fund          Common          Loan
                                      Class I         Stock           Fund         Total
                                  ----------------------------------------------------------
Additions:
   Net investment income (loss)      $  147,830     $  93,472     $  106,017    $ 2,140,358
   Net realized and unrealized
     appreciation (depreciation)
     in fair value
     of investments (NOTE 3)           (141,188)      (105,408)            -      3,844,242
                                  ----------------------------------------------------------
                                          6,642        (11,936)      106,017      5,984,600
   Contributions:
     Participants                       144,528        208,590             -      3,459,849
     Employers                                       1,104,798             -      1,104,798
                                  ----------------------------------------------------------
                                        144,528      1,313,388             -      4,564,647
                                  ----------------------------------------------------------
Total additions                         151,170      1,301,452       106,017     10,549,247

Deductions:
   Cash transfers and rollovers        (791,478)       122,631       (38,862)    (3,409,539)
   Benefits, withdrawals and
     taxes                               20,560        279,939       (14,801)     2,230,681
                                  ----------------------------------------------------------
Total deductions                       (770,918)       402,570       (53,663)    (1,178,858)
                                  ----------------------------------------------------------
Increase in assets available for
   benefits                             922,088        898,882       159,680     11,728,105
Assets available for benefits
   at beginning of year                 465,050      4,780,609     1,131,350     33,496,251
                                  ----------------------------------------------------------
Assets available for benefits
   at end of year                    $1,387,138     $5,679,491    $1,291,030    $45,224,356
                                  ==========================================================

SEE ACCOMPANYING NOTES.

                             UWSI/BCBSUW 401(k) Plan

1. DESCRIPTION OF THE PLAN AND EMPLOYER SECURITIES

The UWSI/BCBSUW 401(k) Plan (the Plan) is a defined contribution plan which covers eligible salaried and hourly employees not subject to collective bargaining agreements of Blue Cross & Blue Shield United of Wisconsin (BCBSUW), United Wisconsin Services, Inc. (UWSI), and any of their subsidiaries to which participation has been extended (Employers). The Plan allows participants to direct their contributions (not the Employers' match, however) into one or a combination of several investment options offered by the Plan. Participants can make qualifying contributions of 2% to 5% of their basic compensation, which the Employers match on a 50% basis. Additional participant contributions of up to 11% of their basic compensation are also permitted, subject to statutory limitations. Employers' matching contributions are invested in United Wisconsin Services, Inc. Common Stock in the UWSI Common Stock Fund. The UWSI Common Stock Fund included $4,177,670 of plan assets that were not participant directed at December 31, 1998. The American Medical Security Group Common Stock Fund included $4,146,996 of plan assets that were not participant directed at December 31, 1997. See Note 2 for more information regarding the creation of these stock funds.

Earnings of the Plan are allocated daily to individual participant accounts, as defined in the Plan.

The participants' contributions and earnings thereon are 100% vested at all times. Participants' contributions may be withdrawn, subject to certain limitations, prior to termination of participation in the Plan. Earnings thereon may be withdrawn only upon termination of employment. Employers' contributions and earnings thereon become vested based on years of service and may be withdrawn only upon termination of employment. Employees may enter the Plan following the completion of one year of service with no minimum age requirement. Forfeited Employers' contributions are used to offset subsequent Employer contributions.

Although they have not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants' Employers' contribution accounts will become 100% vested.

A description of the Plan is summarized in the SUMMARY PLAN DESCRIPTION, which can be obtained from the Plan administrator.

2. DESCRIPTION OF THE SPIN-OFF TRANSACTION

On May 27, 1998, the Board of Directors of American Medical Security Group, Inc.
(AMSG) (formerly United Wisconsin Services, Inc.) approved a formal plan to spin off its managed care companies and specialty business to its shareholders. The spin-off involved the creation of a new corporation originally named Newco/UWS, Inc., subsequently renamed United Wisconsin Services, Inc. The spin-off resulted in the distribution of one share of common stock of UWSI on September 25, 1998 (Spin-off date) for each share of AMSG common stock held as of September 11, 1998. AMSG received a private letter ruling from the Internal Revenue Service that the spin-off is tax free to AMSG, UWSI and their shareholders.

3. SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION

Certain assets of the Plan are held by American Express Trust Company under a master trust agreement dated July 1, 1996, under which the assets of the Plan are segregated and invested separately from the remainder of the trust's funds. Investments are valued at fair value based on quoted market prices, except for participant loans, which are valued at their current outstanding balances, which approximate fair value.

CONTRIBUTIONS

Contributions from participants are recorded in the period the Employers make corresponding payroll deductions. Contributions from the Employers are recorded based upon amounts required to be contributed as determined by the Plan.

ADMINISTRATIVE EXPENSES

With the exception of fees on personal loans, all administrative expenses in 1998 and 1997 were paid by the Employers. Forfeited Employers' contributions are used to offset subsequent Employer contributions.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

4. INVESTMENTS

Investments that represent 5% or more of the Plan's assets at either December 31, 1998 or 1997 are as follows:

                                                                             1998             1997
                                                                       ----------------------------------
United Wisconsin Services, Inc. Common Stock                               $ 2,565,089     $         -
IDS Mutual Fund (Y)                                                          8,249,470       7,833,142
IDS New Dimensions Fund (Y)                                                  3,430,059       2,333,885
PIMCO Total Return Fund                                                      4,601,983       4,009,283
American Express Trust Income Fund II                                        5,586,069       5,038,571
American Express Trust Equity Index Fund II                                 19,542,595      15,116,162
AIM Constellation Fund                                                       2,981,834       2,288,686
American Medical Security Group, Inc. Common Stock                           3,508,587       5,632,449

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 1, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. YEAR 2000 (UNAUDITED)

The Plan sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle Year 2000 dates. The Plan sponsor is taking a two-phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the Year 2000 modifications. The Plan sponsor anticipates substantially completing this phase of the project by mid-1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan sponsor.

For the second phase of the project, Plan management established formal communications with its third-party service providers to determine that they have developed plans to address their own Year 2000 problems as they relate to the Plan's operations. Plan management is not aware of any third-party service providers with a Year 2000 issue. If modification of data processing systems of either the Plan, the Plan sponsor, or its service providers is not completed timely, the Year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be Year 2000 ready.

                             Supplemental Schedules

                             UWSI/BCBSUW 401(k) Plan
                    Employer Identification Number 39-0138065
                                 Plan Number 336

          Line 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1998

                                                      DESCRIPTION OF INVESTMENT,
                                                       INCLUDING MATURITY DATE,
                                                          RATE OF INTEREST,
         IDENTITY OF ISSUE, BORROWER,                 COLLATERAL, UNITS, PAR OR                         CURRENT
         LESSOR OR SIMILAR PARTY                            MATURITY VALUE              COST             VALUE
----------------------------------------------------------------------------------------------------------------------
American Express Trust Income Fund II                           302,899                $ 5,065,654     $ 5,586,069

American Express Trust Equity Index Fund II                     588,526                 11,641,543      19,542,595

PIMCO Total Return Fund                                         436,621                  4,540,954       4,601,983

IDS Mutual Fund (Y)                                             633,405                  8,599,191       8,249,470

AIM Constellation Fund                                           97,701                  2,647,618       2,981,834

IDS New Dimensions Fund (Y)                                     118,913                  2,887,317       3,430,059

Templeton Foreign Fund Class I                                  132,253                  1,365,530       1,109,605

UWSI Common Stock Fund                                          387,114                  3,676,174       2,565,089

AMSG Common Stock Fund                                          313,231                  3,814,290       3,508,587

Participant loans                                    Interest rates are 1%
                                                     over the prime rate at the
                                                     time of loan application;
                                                     maturity dates vary with
                                                     terms of 5 years or less                    -       1,321,760
                                                                                  -----------------------------------
                                                                                       $44,238,271      $52,897,051
                                                                                  ===================================

                             UWSI/BCBSUW 401(k) Plan
                    Employer Identification Number 39-0138065
                                 Plan Number 336

                Line 27(d) - Schedule of Reportable Transactions

                          Year ended December 31, 1998

                                                                                    CURRENT
                                                                                    VALUE OF
                                                                                    ASSET ON           NET
                                         PURCHASE      SELLING        COST OF      TRANSACTION        GAIN
        DESCRIPTION OF ASSETS             PRICE         PRICE          ASSET          DATE           (LOSS)
------------------------------------------------------------------------------------------------------------
CATEGORY (III)--SERIES OF TRANSACTIONS
IN EXCESS OF 5% OF ASSETS

American Express Trust Equity           $2,012,580    $        -    $2,012,580      $2,012,580    $       -
   Index Fund II                                 -     1,877,712     1,203,817       1,877,712      673,895
American Express Trust Income            1,498,207             -     1,498,207       1,498,207            -
    Fund II                                      -     1,257,548     1,145,138       1,257,548      112,410
IDS Mutual Fund (Y)                      2,032,966             -     2,032,966       2,032,966            -
                                                 -     1,240,463     1,189,548       1,240,463       50,915


There were no category (i), (ii) or (iv) transactions during 1998.
Lease Rental and "Expense Incurred with Transaction" are not applicable.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned member of the Blue Cross & Blue Shield United of Wisconsin Employee Benefits Committee has duly caused this annual report to be signed as of the date set forth below.

                                           UWSI/BCBSUW 401(k) PLAN

June 29, 1999                        By: /s/ Gail L. Hanson
                                        --------------------------------------
                                           Gail L. Hanson, a member of the
                                           Blue Cross & Blue Shield United of
                                           Wisconsin Employee Benefits Committee